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                          SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC 20549


                                       FORM 6-K


                               REPORT OF FOREIGN ISSUER
                         PURSUANT TO RULE 13a-16 OR 15d-16 OF
                         THE SECURITIES EXCHANGE ACT OF 1934



For   AUGUST 19,                                                           1998

                               QUEBECOR PRINTING INC.
            ------------------------------------------------------------
                  (Translation of Registrant's Name into English)

             612 Saint-Jacques Street, Montreal, Quebec, Canada H3C 4M8
            ------------------------------------------------------------
                       (Address of Principal Executive Office


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                    Form 40-F   X
          -----                                        -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                 No   X
    -----              -----


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                                  PRESS RELEASES OF
                                QUEBECOR PRINTING INC.
                                FILED IN THIS FORM 6-K


August 19, 1998 (# 21\98)


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                                    [LETTERHEAD]

August 19, 1998                                          21/98

FOR IMMEDIATE RELEASE


                 QUEBECOR PRINTING ACHIEVES CONTROLLING INTEREST OF

                                SWEDISH PRINTER TINA


MONTREAL - Quebecor Printing announced today it has achieved controlling interest of Tryckinvest i Norden AB (TINA AB), Scandinavia's largest printer. Quebecor Printing now owns a total of 6,049,306 shares representing approximately 58.1% of TINA shares. Quebecor Printing's position results from the Company's purchase of shares on the open market and the exercise of irrevocable undertakings from certain shareholders.

Quebecor Printing announced on July 9, 1998 its recommended offer to acquire all of the shares of TINA for the approximate sum of US $221 million plus the assumption of US $51 million in debt. The acquisition is subject to 90% of shareholders tendering their shares and compliance with Swedish regulatory provisions. The offer is open for acceptances until August 21, 1998.

The acquisition is a 30% expansion of Quebecor Printing's European operations and will strengthen the Company's position as one of Europe's leading commercial printers by extending its rotogravure network throughout Scandinavia while providing a market position through exports into Russia and the Baltic States. With SEK1.6 billion (US $205 million) in annual revenue, TINA is the leading magazine and catalog printer in Scandinavia and the largest rotogravure printer with 57% of the Scandinavian rotogravure market.

Quebecor Printing Inc. (NYSE:PRW; ME:IQI; TSE:IQI), a diversified global commercial printing company, is the largest commercial printer in Canada and one of the largest in the United States and Europe. The Company is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing, related services, CD-ROM mastering and replicating, directories as well as checks, bonds and banknotes. The Company has over 27,000 employees working in more than 115 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Germany, Chile, Argentina, Peru, Mexico and India.

                                        -30-


NOTE TO EDITORS: FOR FURTHER DETAIL ON THE ACQUISITION, PLEASE CONSULT QUEBECOR PRINTING NEWS RELEASE AND BACKGROUNDER ISSUED JULY 9, 1998.


FOR FURTHER INFORMATION:
John Paul Macdonald
Director Communications
Quebecor Printing Inc.
(514) 954-0101
(800) 567-7070


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                                      SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                         QUEBECOR PRINTING INC.



                         By:       (s)    PHILIPPE MONTEL
                                ---------------------------------------
                         Name:     Philippe Montel
                         Title:    Vice President, Legal Affairs
                                   and Secretary




Date: AUGUST 19, 1998


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